June 23, 2008

VIA EDGAR TRANSMISSION

United States Securities and Exchange Commission
ATTN: Vincent J. Di Stefano, Senior Counsel
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Di Stefano,

Pursuant to your review of various recent filings made by the Hatteras Master Fund, L.P., Hatteras Multi-Strategy Fund I, L.P., Hatteras Multi-Strategy TEI Fund, L.P., Hatteras Multi-Strategy Institutional Fund, L.P., and the Hatteras Multi-Strategy TEI Institutional Fund, L.P. (collectively, the “Funds”), please allow this letter to serve as the Funds’ response to address your comments and findings.

COMMENT #1 - Expense Limitation Agreements (All Funds) - In reviewing the financial statements it appears the net expense ratio in the financial highlights is greater than 2.35% expense cap for prior years.  The N-2 filed on 9/2/06 for the Hatteras Multi-Strategy Fund I, L.P stated that the Investment Manager has contractually agreed to waive its Investor Servicing Fee and/or reimburse Other Expenses for the period November 1, 2005 through April 1, 2008, so that the Total Annual Expenses for this period will not exceed 2.35% for the Fund (the "Expense Limitation").  In the fee table the net expense ratio was listed at 2.35%.  In the financial highlights for 03/31/07 the gross expense ratio was 2.51% and the waiver was 0.03% to get the net expense ratio down to 2.48%.  Why is the net expense ratio in the financial highlights (2.48%)  higher than what was reported in the N-2 (2.35%)?  This comment applies to all funds with expense limitation agreements.

RESPONSE - There are two reasons for the difference noted above:

1.	Average Monthly Balance Method vs. Ending Balance Method

▪	GAAP requires the use of Average Monthly Balance Method for Financial Statement purposes, whereas for monthly expense limitation calculations, Hatteras Funds use the Ending Balance Method

2.	Investment Related Expenses vs. Operating Expenses

▪	Certain investment related expenses are not covered under the Expense Limitation Agreements. An example of this would be Line of Credit Interest Expense.

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615
tel 919.846.2324 • fax 919.846.3433 • info@hatterasai.com • www.hatterasai.com

COMMENT #2 - Amended N-CSR - For the Hatteras Multi-Strategy Fund I, Hatteras Multi-Strategy TEI Fund, Hatteras Multi-Strategy Institutional Fund and the Hatteras Multi-Strategy TEI Institutional Fund what was the reason for the amended form N-CSR filings made on 6/10/08?

RESPONSE - An immaterial error was discovered and corrected within Item 8(a)(4) of Form N-CSR for the funds.

COMMENT #3 - Missing auditor signature on from NSAR - For all funds please file an amended Form NSAR for 3/31/08 to include the auditor’s signature on the report on internal control.

RESPONSE - Form N-SAR will be refiled for all funds to include the conformed signature(s) of the auditor on each respective report on internal control.

COMMENT #4 - Expense Limitation Agreement - Were the Expense Limitation Agreements filed on EDGAR?  I could not locate them.  Please file the agreements on EDGAR.

RESPONSE - The Expense Limitation and Reimbursement Agreement for each of the funds will be filed in each fund’s Pre-Effective Amendment to the Registration Statement on Form N-2.

COMMENT #5 - Statement Regarding Availability of Quarterly Portfolio Schedule  - Item 24, Instruction 6(b) of Form N-2 requires a fund to provide a statement that: (i) the Fund files its complete schedule of portfolio holdings with the Commission for the first and third quarters of each fiscal year on Form N-Q; (ii) the Fund’s Forms N-Q are available on the Commission’s website at http://www.sec.gov; (iii) the Fund’s Forms N-Q may be reviewed and copied at the Commission’s Public Reference Room in Washington, DC, and that information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330; and (iv) if the Fund makes the information on Form N-Q available to shareholders on its website or upon request, a description of how the information may be obtained from the Fund.  The Company failed to include the statement regarding availability of quarterly portfolio schedule within its annual reports.

RESPONSE - Please refer to page 16 or 17 of each respective Annual Report. The following statement is present:

Availability of Quarterly Portfolio Schedules

The Fund files its complete schedule of portfolio holdings with the SEC for the first and third quarters of each fiscal year on Form N-Q. The Fund’s Form N-Q is available, without charge and upon request, on the SEC’s website at http://www.sec.gov or may be reviewed and copied at the SEC’s Public Reference Room in Washington, DC. Information on the Public Reference Room may be obtained by calling 1-800-SEC-0330.

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615
tel 919.846.2324 • fax 919.846.3433 • info@hatterasai.com • www.hatterasai.com

COMMENT #6 - Statement Regarding Availability of Proxy Voting Record - Item 24, Instruction 6(d) of Form N-2 requires a fund to provide a statement that information regarding how the Fund voted proxies relating to portfolio securities during the most recent 12-month period ended June 30 is available (i) without charge, upon request, by calling a specified toll-free (or collect) telephone number; or on or through the Fund’s website at a specified Internet address; or both; and (ii) on the Commission’s website at http://www.sec.gov.  The Company failed to include the statement regarding availability of proxy voting record within its annual reports.

RESPONSE - Please refer to page 16 or 17 of each respective Annual Report. The following statement is present:

Proxy Voting

For free information regarding how the Fund voted proxies during the period ended June 30, 2007, or to obtain a free copy of the Fund’s complete proxy voting policies and procedures, call 1-800-504-9070 or visit the SEC’s website at http://www.sec.gov

COMMENT #7 - Partners’ Capital - For the Hatteras Master Fund the partners’ capital amounts don’t match on the statement of assets and liabilities.  The two amounts listed are $1,050,585,391 and $1,050,485,391.  What accounts for this $100,000 difference?

RESPONSE -The discrepancy was caused by a typographical error in the Net Contributions amount. The correct amount is $1,050,585,391. Net Contributions as disclosed in the report were $987,838,397 and should have been reported as $987,938,397. This error did not effect any other statements, schedules or footnotes within the Financial Statements. The error will be corrected in future filings.

Please feel free to contact the undersigned at 919-846-2324 if you have any questions regarding the responses.

Respectfully,

/s/ Andrew P. Chica
Andrew P. Chica
Compliance Manager

8540 Colonnade Center Drive, Suite 401, Raleigh, NC 27615
tel 919.846.2324 • fax 919.846.3433 • info@hatterasai.com • www.hatterasai.com